Cadwalader, Wickersham & Taft LLP 200 Liberty Street, New York, NY 10281 Tel +1 212 504 6000 Fax +1 212 504 6666 www.cadwalader.com

February 1, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, D.C. 20549

Re:    Pershing Square SPARC Holdings, Ltd./DE

Amendment No. 3 to the Registration Statement on Form S-1/A

Filed October 28, 2022

File No. 333-261376

Ladies and Gentlemen:

On behalf of Pershing Square SPARC Holdings, Ltd., a Delaware corporation (the “Company”), we are transmitting this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission by letter dated November 15, 2022 with respect to the Company’s Amended Registration Statement on Form S-1 (“Amendment No. 3,” and the registration statement, as amended from time to time, the “Registration Statement”). This letter is being submitted together with the Company’s Amendment No. 4 to the Registration Statement, filed on February 1, 2023 (“Amendment No. 4”). Amendment No. 4 includes revisions by the Company to address the Staff’s comments.

The text of the Staff’s comments has been included in this letter for your convenience, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For the Staff’s convenience, we have also set forth the Company’s response to each of the numbered comments immediately below each numbered comment. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 4.

Securities and Exchange Commission

February 1, 2023

General

1.

We note your response to prior comment 11 regarding the registration of the offering under state law and ask that appropriate disclosure regarding these issues be included in the prospectus. In addition, please tell us how you intend to advise potential investors of any approvals from state regulators obtained between the time the Form S-1 is declared effective and the Search Period and Disclosure Period.

Response: The Company respectfully acknowledge the Staff’s comment, and informs the Staff that it has revised its disclosure on pages i, 12, 63, 101, 186-187 and elsewhere. The Company respectfully advises the Staff that it currently anticipates receiving a substantial majority of state regulatory approvals contemporaneously with the Registration Statement becoming effective. The Company intends to advise SPAR holders of any approvals from state regulators obtained subsequent to effectiveness of the Registration Statement by issuing a press release and filing a Current Report on Form 8-K (or a prospectus supplement pursuant to Rule 424 of the Securities Act of 1933, as amended) with respect to each such approval.

2.	Please note that the Division of Investment Management is continuing to review the response to comment 6 of our letter dated July 15, 2022 and may have further comment.

Response: The Company respectfully acknowledges the Staff’s comment and looks forward to discussing the issue further at the Staff’s convenience and/or responding to the Staff’s further comment. We have revised our disclosure on pages 13, 76, 103 and F-8 to more clearly disclose (a) that the Company may hold funds received in connection with Elections in cash or in U.S. Treasury obligations with a maturity of 180 days or less, or in money market funds meeting certain conditions under Rule 2a-7 of the Investment Company Act of 1940, as amended; (b) that the Company expects to announce the decision as to how it would hold those funds in the Post-Effective Registration; and (c) the factors on which Company expects to base its decision (that is, “based on market, legal and other factors at such time, including (i) the relative interest rates for cash accounts and such other instruments, (ii) then-existing market practice and legal and regulatory considerations with respect to custodial accounts for SPACs and other similar vehicles (including whether holding the funds in such U.S. Treasury obligations or money market funds would require us to register as an investment company under the Investment Company Act), (iii) the willingness of banks and other depositary institutions to hold large sums in cash in light of their regulatory and business requirements, and (iv) our assessment of the credit profile of any such bank or other depositary institution willing to hold a cash account.”) We have also revised our Risk Factor disclosure to identify that if the Company elects to hold funds in cash, the Company will subject itself to the risk that the Company may face litigation or other challenges from private litigants and/or the SEC that is operating as an unregistered investment company or may be required to register as an investment company, and the resulting potential impact on the Company’s ability to enter into and consummate a business combination.

Why are the SPARS Non-Transferable Before the SPAR Holder Election Period?, page 11

3.

We note your response to prior comment 4. Please reconcile your response with the statement on page 11 that you “..expect that, if an orderly trading market develops, the trading price of the SPARS would largely reflect market expectations regarding the value of the post-combination company—specifically, the value of each Public Share in excess of the Final Exercise Price.”

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has removed the language cited in this comment, which was inadvertently not removed in the Company’s last filing.

Securities and Exchange Commission

February 1, 2023

Sponsor Warrants and Director Warrants, page 37

4.	We note your responsive disclosure to prior comment 6. Please provide details on how the Sponsor determined the repurchase price.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on pages 39, 53, 112, 138, 156, 166, 168 and elsewhere to provide details regarding how the Sponsor determined the repurchase price of the Director Warrants.

Capitalization, page 103

5.

We note your response to our comment 7 and your revisions to your filing. Our understanding is that your capitalization table includes proceeds from the exercise of the SPARs and from the Committed Forward Purchase. Based on your disclosure throughout your filing, it appears that any proceeds from the exercise of the SPARs and from the Committed Forward Purchase will not be collected until after you enter into a Definitive Agreement, you may never enter into a Definitive Agreement with respect to a business combination, there is no guarantee that any SPARs will be exercised, and there is no guarantee that the Committed Forward Purchase will be consummated. In light of the foregoing, it does not appear that it is probable that you will receive the proceeds you have reflected in your capitalization table. Please revise your capitalization table to remove the scenarios that reflect the proceeds from the exercise of the SPARs and from the Committed Forward Purchase.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on page 106 to remove the as-adjusted columns reflecting proceeds from the exercise of the SPARs and from the Committed Forward Purchase.

Securities and Exchange Commission

February 1, 2023

We hope that the foregoing has been responsive to the Staff’s comments. Please do not hesitate to contact Stephen Fraidin at (212) 504-6600 or Gregory P. Patti, Jr. at (212) 504-6780 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Sincerely,

Stephen Fraidin Gregory P. Patti, Jr.

Via-E-mail:

cc:	William A. Ackman, Chairman, Chief Executive Officer, and Director of Pershing Square SPARC Holdings, Ltd./DE

Michael Gonnella, Chief Financial Officer of Pershing Square SPARC Holdings, Ltd./DE

Steve Milankov, Corporate Secretary of Pershing Square SPARC Holdings, Ltd./DE